Filed pursuant to General Instruction II.L of
Form F-10
File No. 333-251046

US$144,000,000

3,000,000 Common Shares

This offering (the “Offering”) is the initial public offering of common shares (the “Common Shares”) of Docebo Inc. (the “Company”, “Docebo”, “us”, “we” or “our”) in the United States and a new issue of Common Shares in Canada by the Company. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated October 22, 2020 (the “Shelf Prospectus”), qualifies the distribution of 3,000,000 Common Shares (the “Offered Shares”) at a price of US$48.00 per Common Share (the “Offering Price”).

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DCBO”. On December 2, 2020, the last trading day before the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$68.34 or US$52.84 (based on the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, of C$1.00 = US$0.7732).

Price: US$48.00 per Offered Share

	Price to the Public(1)		Underwriters’ Fee(2)		Net Proceeds to the Company(3)
Per Offered Share	US$	48.00	US$	2.64	US$	45.36
Total Offering (4)	US$	144,000,000	US$	7,920,000	US$	136,080,000

Notes: (1)	The Offering Price was determined by negotiation between the Company and the Underwriters (as defined herein), with reference to the then-current market price for the Common Shares on the TSX.
(2)	Pursuant to the terms of the Underwriting Agreement (as defined herein), and in consideration of the services rendered by the Underwriters in connection with the Offering, the Underwriters will receive an aggregate fee (the “Underwriters’ Fee”) of US$2.64, representing 5.50% of the gross proceeds from the Offering. For additional information regarding underwriter compensation, see “Plan of Distribution”.
(3)	After deducting the Underwriters’ Fee payable by the Company, but before deducting expenses in respect of the Offering to be paid by the Company, estimated to be approximately US$1,900,000 (exclusive of all applicable taxes).
(4)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part for a period of 30 days after the date of the Underwriting Agreement, to purchase up to an additional 450,000 Common Shares at the Offering Price, less the Underwriters’ Fee, on the same terms as set forth above solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and net proceeds to the Company (before deducting expenses of the Offering) will be US$165,600,000, US$9,108,000 and US$156,492,000, respectively. See “Plan of Distribution”.

Investing in the Common Shares involves significant risk. Prospective investors should consider the risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

Morgan Stanley	Goldman Sachs & Co. LLC	Canaccord Genuity LLC

CIBC Capital Markets	National Bank Financial Inc.	Scotiabank	TD Securities

Cormark	Eight Capital	Laurentian

December 2, 2020

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Offering is made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of Common Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under and governed by the Business Corporations Act (Ontario) (the “OBCA”), that most of its directors and officers reside principally in Canada, that some or all of the Underwriters or experts named in the Registration Statement (as defined herein) may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the SEC.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Offered Shares are being offered in Canada by Morgan Stanley Canada Limited, Goldman Sachs Canada Inc. and Canaccord Genuity Corp. (collectively, the “Canadian Underwriters”) and in the United States by Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Canaccord Genuity LLC (collectively, the “U.S. Underwriters”, and together with the Canadian Underwriters, the “Underwriters”) pursuant to an underwriting agreement dated December 2, 2020 (the “Underwriting Agreement”). See “Plan of Distribution”.

The Company will use the net proceeds from the Offering of the Offered Shares as described in this Prospectus Supplement. See “Use of Proceeds”.

The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered by the Company to the Underwriters and accepted by them subject to the conditions contained in the Underwriting Agreement, as described under “Plan of Distribution”.

Certain legal matters relating to Canadian law with respect to the Offering will be passed on our behalf by Goodmans LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Cooley LLP and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. See “Legal Matters”.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price. See “Plan of Distribution”.

The TSX has conditionally approved the listing of the Offered Shares and 450,000 additional Common Shares to be issued by the Company if the Over-Allotment Option is exercised in full (the “Additional Shares”) on the TSX. Listing is subject to the Company fulfilling all of the listing requirements of the TSX. The Offered Shares, the Additional Shares and the Company’s outstanding Common Shares have been approved for listing on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “DCBO”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about December 7, 2020 (the “Closing Date”), or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than December 14, 2020.

It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the Closing Date, or as may otherwise be agreed to among the Company and the Underwriters. In the case of certain Canadian purchasers, we may alternatively arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.

PROSPECTUS SUPPLEMENT

SHELF PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

Neither the Company nor the Underwriters has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). Neither we nor the Underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus or documents incorporated by reference herein or therein.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website, www.docebo.com, shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein and prospective investors should not rely on such information when deciding whether or not to invest in the Offered Shares.

This Prospectus Supplement and the documents incorporated by reference herein include certain terms or performance measures that are not defined under or not prepared in accordance with IFRS, such as annual recurring revenue, free cash flow and Adjusted EBITDA. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our operating performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements incorporated by reference herein. For a description of the methodology used to calculate these non-IFRS measures, see “Non-IFRS Measures and Key Metrics” in this Prospectus Supplement and “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in our Interim MD&A (as defined herein), filed on November 12, 2020, incorporated by reference herein.

In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information.”

Unless otherwise indicated, information contained in this Prospectus Supplement assumes or reflects no exercise of the Over-Allotment Option, no exercise of outstanding stock options and no vesting and settlement of deferred share units. The Company has not granted any restricted share units or performance share units.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the General Counsel of the Company at 366 Adelaide St West, Suite 701, Toronto, Ontario, M5V 1R9, Attention: General Counsel, Telephone (800) 681-4601, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents, filed by the Company with securities commissions or similar regulatory authorities in the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2019, dated March 11, 2020 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, together with the notes thereto and the auditors’ report thereon;

(c)	the management’s discussion and analysis of financial condition and results of operations of the Company for the years ended December 31, 2019 and 2018 (the “Annual MD&A”);

(d)	the unaudited condensed consolidated interim financial statements of the Company and accompanying notes for the three and nine months ended September 30, 2020 and 2019 (the “Interim Financial Statements”);

(e)	the interim management discussion and analysis of the results of operations and financial condition of the Company for the three and nine months ended September 30, 2020 and 2019 (the “Interim MD&A”);

(f)	the management information circular of the Company dated June 4, 2020 regarding the annual and special meeting of shareholders of the Company held on July 21, 2020;

(g)	the material change report of the Company dated August 21, 2020; and

(h)	the material change report of the Company dated October 5, 2020.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Any document of the type required by National Instrument 44-101—Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part of, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.

Furthermore, any “template version” of any “marketing materials”(each such term as defined in National Instrument 41-101—General Prospectus Requirements) filed on SEDAR in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the Offered Shares pursuant to the Offering is deemed to be incorporated by reference in this Prospectus Supplement and in the accompanying Shelf Prospectus.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

U.S. REGISTRATION STATEMENT

The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.

MARKETING MATERIALS

Before filing this Prospectus Supplement, Docebo and the Underwriters held road shows that potential investors in the United States and in certain of the provinces and territories of Canada attended.

In doing so, Docebo and the Underwriters are relying on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR or include or incorporate by reference those marketing materials in the final prospectus supplement in respect of the offering. To rely on this exemption, Docebo and the Underwriters must give contractual rights to Canadian investors in the event the marketing materials contain a misrepresentation.

Accordingly, the Underwriters, in signing the certificate to be contained in the final prospectus supplement, and Docebo, in signing the certificate contained in the Shelf Prospectus, in respect of the Offering have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation in each of the provinces and territories of Canada), a purchaser resident in a province or territory of Canada who was provided with those marketing materials in connection with the road shows and who purchases Offered Shares under the Prospectus Supplement during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against Docebo and each such Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in the Prospectus Supplement in respect of the Offering.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in the Prospectus Supplement in respect of this Offering, and (ii) to any “comparables” as such term is defined in National Instrument 41-101—General Prospectus Requirements in the marketing materials provided in accordance with applicable securities legislation.

NON-IFRS FINANCIAL MEASURES AND KEY METRICS

This Prospectus Supplement makes reference to certain non-IFRS measures, including free cash flow and key performance metrics used by management and typically used by our competitors. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including industry metrics, in the evaluation of companies in our industry. Management also uses non-IFRS measures and industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in our Annual MD&A and our Interim MD&A, which are incorporated by reference herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, including the documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” as defined within the meaning of applicable securities laws (collectively, “forward-looking information”). Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the intention of the Company to complete the Offering on the terms and conditions described herein, the listing of the Offered Shares, the proposed use of proceeds thereof, the impact of COVID-19 on the business and the Company’s statements regarding the Company’s business and the environment in which it operates, is forward-looking information.

In some cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects” or “believes”, “pro forma” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will”, “occur” or “be achieved” and similar words or the negative thereof. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and Docebo’s business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this Prospectus Supplement, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•	the Company’s ability to execute its growth strategies;

•	the impact of changing conditions in the global corporate e-learning market;

•	increasing competition in the global corporate e-learning market in which the Company operates;

•	fluctuations in currency exchange rates and volatility in financial markets;

•	the extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance;

•	changes in the attitudes, financial condition and demand of our target market;

•	developments and changes in applicable laws and regulations; and

•	such other factors discussed in greater detail under “Risk Factors” in this Prospectus Supplement and in the Annual Information Form available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by prospective investors.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, prospective investors should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information represents our expectations as of the date of this Prospectus Supplement (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein was obtained from third-party sources and industry reports, publications, websites and other publicly available information, including Reports Monitor (“Reports Monitor”), Paycom Software, Inc., (“Paycom”), International Data Corporation (“IDC”), eLearning Industry and 702010 Institute, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate, including information provided by suppliers, partners, customers and other industry participants.

We believe that the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein is accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of us or any of the Underwriters makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, none of us or any of the Underwriters has independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally.

WHERE YOU CAN FIND MORE INFORMATION

Docebo is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that Docebo files with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the accompanying Shelf Prospectus.

Docebo has filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Offered Shares, of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.

As a foreign private issuer, Docebo is exempt from the rules under the United States Securities Exchange Act of 1934 (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and Docebo’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Docebo’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

DOCEBO INC.

The Company was incorporated under the OBCA on April 21, 2016 as Docebo Canada Inc. and all of the pre-existing operations of Docebo (primarily Docebo S.p.A. and Docebo NA, Inc.) were organized under the newly incorporated company. On October 1, 2019, the Company changed its name to “Docebo Inc.”. Since incorporation, the Company has focused on development its platform and growing its sales and marketing to expand its customer base.

On October 8, 2019, Docebo completed its initial public offering in Canada (the “IPO”) and its Common Shares commenced trading on the TSX on that date under the symbol “DCBO”.

Docebo’s mission is to redefine the way enterprises, including their internal and external workforce, partners and customers, learn by applying new technologies to the traditional corporate learning management system (“LMS”) market. Docebo provides an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train both internal and external workforces, partners and customers. The Company’s solution allows its customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, advanced reporting tools and analytics. Docebo’s robust platform helps its customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.

With over 400 employees across six global offices, Docebo sells its products in approximately 69 countries and empowers over 2,000 companies and approximately 9.5 million registered learners. Of our US$16.1 million of revenue for the three months ended September 30, 2020, approximately 72% originates from customers in North America, with the remainder coming primarily from Europe and a small component coming from the rest of the world. Our customers are diversified across various industries including technology and media (Thomson Reuters Corporation, Pearson Plc, HP Inc. and Amazon Web Services, Inc.), consulting and professional services (Newcross Healthcare Solutions, Experian PLC, Randstad NV and lastminute.com) and manufacturing and retail (L’Oréal S.A., Heineken NV, BRF S.A., BMW AG and Denny’s Corporation). Our platform has won numerous awards and industry recognitions from Brandon Hall Group, including the Best Advance in Learning Management Technology and Best Advance in Mobile Learning Technology awarded in 2018 and 2019, Software Review and PCMAG.com.

Industry Background

The corporate LMS market is a subset of the global corporate e-learning market. According to Reports Monitor, the global corporate e-learning market is projected to reach approximately US$29.9 billion in revenue by the end of 2025, representing a compound annual growth rate (“CAGR”) of 21.1% between 2019 and 2025.

Enterprises are increasingly seeing a correlation between providing effective ongoing learning opportunities to employees and improved productivity, higher retention rates and overall employee engagement and work satisfaction. As a result, both global and mid-market enterprises are starting to recognize that e-learning is an integral part of their overall business strategy, driven by changing business needs and technological advancements. We believe the positive impacts to productivity and employee retention within an enterprise following implementation of corporate e-learning solutions have now allowed for these solutions to be considered increasingly core to an enterprise’s operations and productivity, similar to the early stages of adoption for Customer Relationship Management (“CRM”), Business Intelligence, Collaboration, Supply Chain Management and other Office Productivity software systems. According to IDC, the CRM market nearly doubled in size from approximately $8.8 billion in 2004 to $15.5 billion in 2009, then grew more than double again to $37.1 billion in 2017.

Re-Thinking the Traditional LMS

Learning technology has evolved from simple LMS, designed to host, deliver, track and manage learning content, to secure, cloud-based systems offering new learning functionalities like social learning, learning on the job and communities of practice/workgroups designed to drive organizational performance.

There is now wide acceptance of learning technology across enterprises and industries and a renewed focus on driving efficient and effective learning outcomes by leveraging new technologies and methodologies. The e-learning industry is also seeing a shift away from traditional content delivery, placing an increased emphasis around social learning.

Social Learning

Social learning is the practice of people learning from one another, through sharing, observation, imitation and modeling. According to the 702010 Institute, 70% of workplace learning is informal, social learning from on-the-job experience; 20% is from coaching, mentoring and interaction with peers; and only 10% is from formal learning. By promoting natural social interactions and collaborative behaviors, social learning encourages higher learner engagement and productivity.

Social and collaborative learning tools have become a top priority among enterprises globally, as they seek to facilitate employee engagement and collaboration. Enterprises support the sharing of internally-produced, learner-generated knowledge through the use of in-house social sharing tools. Social learning, coupled with mobile delivery and data analytics tools used to drive such learning, allows for the deployment of targeted and effective learning programs.

Mobile Learning

According to eLearning Industry, mobile learning is currently being used by nearly 47% of enterprises globally as a tool to provide real-time, anywhere, on-the-job training. According to Paycom, the ease of use of these solutions is expected to increase employee workplace engagement and performance, and should lead to greater employee retention. Accessing learning applications on a mobile device gives a learner more opportunities to learn on the go, replacing the desktop as the primary e-learning device.

A Shift to AI-Powered Administrative and Learner Experiences

We believe that leveraging AI to perform administrative tasks and personalize the learning experience is the future of LMS. In particular, AI can enable the automatic execution of certain administrative activities, allowing employees to be redeployed to handle more complex tasks.

The accommodation of personal preferences and learning styles for each learner is enhanced by AI as machine learning algorithms can perform better than humans at predicting outcomes. Upon implementation, this enables LMS platforms to provide specific content based on a learner’s past performance and individual goals.

When a skills gap is identified, targeted recommendations can be provided in a more personalized format than may be possible without the use of AI. For example, the system may recognize that a learner has the ability to skip certain modules since they already possess certain skills. By skipping certain modules, the learner can take a more comprehensive and less linear learning approach than someone who might lack the basic skills related to a particular topic, yielding more effective and efficient learning outcomes overall.

Our Solutions

Our cloud platform currently consists of seven interrelated modules: (i) “Docebo Learn”, (ii) “Docebo Discover, Coach & Share”, (iii) “Docebo Extended Enterprise”, (iv) “Docebo Virtual Coach”, (v) “Docebo Mobile Pages”, (vi) “Docebo Discover”, and (vii) “Docebo Learning Impact”.

•	Docebo Learn, our foundational module, helps learning administrators centralize, organize and distribute learning content, define and track certifications and measure results with customer reporting.

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Docebo Discover, Coach & Share enhances the learning experience providing personalized curated content and access to social learning by encouraging the sharing of knowledge through formal, social, interactive and experiential learning across the organization.

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Docebo Extended Enterprise allows businesses to manage multiple portals for different audiences with their own administration, branding and authentication, demonstrating our commitment to our customers’ success.

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Docebo Virtual Coach is an AI-powered assistant that engages with learners through a conversational user interface that sends push notifications about content or learning activities to be completed and makes personalized content recommendations, amongst other tasks.

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Docebo Mobile Pages gives administrators the ability to develop tailor-made mobile learning environments for different groups of learners on their platform with a drag-and-drop, widget-based interface.

•	Docebo Discover uses AI to curate high-quality, highly personalized learning content based on the skills that learners want to develop for customers on the Docebo Discover, Coach & Share module.

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Docebo Learning Impact allows administrators to capture qualitative data and feedback to determine the effectiveness of their learning strategies, understand the retention of knowledge, and incorporate the feedback loop to measure return on learning.

Additional products within our platform include: “Docebo for Salesforce”, “Docebo Embed (OEM)” and “Docebo Mobile App Publisher”. Docebo for Salesforce is a native integration that leverages Salesforce’s API and technology architecture to produce a learning experience that remains uniform no matter the use-case. Docebo Embed (OEM) eliminates disjointed learner experiences, long development cycles and ineffective partner models by allowing original equipment manufacturers (“OEMs”) to embed and re-sell Docebo as a part of their software, including HCM, risk management and retail/hospitality SaaS product suites. Docebo’s Mobile App Publisher product allows companies to create their own branded version of the award-winning “Docebo Go.Learn” mobile learning application and publish it as their own in Apple’s App Store, the Google Play Store or in their own Apple Store for Enterprise.

The modules and capabilities of our platform interconnect to deliver a holistic value proposition that has contributed to our success in the market, including the ability to:

•	Achieve high personalization to support multiple use cases via the Docebo Configuration Engine

•	Generate revenue by training customers and partners via Docebo Extended Enterprise

•	Enable social learning and allow for learning content to be user generated via Coach & Share

•	Automate configuration decisions across administration, delivery and tracking via Docebo BI

•	Provide access anywhere, anytime via Docebo Mobile, also available for offline learning

•	Reach the world via Docebo Multi Language support (40 languages) and its localization engine

Prior to July 1, 2020, Docebo offered two plans: “Growth” and “Enterprise”, which were designed to meet the current and future needs of our customers, depending on each customer’s number of active learners, features needed, services available and approach to adopting learning technologies. In the third quarter of 2020, we decided to stop offering the “Growth” plan to new customers and existing customers already contracted under the “Growth” plan have the ability to transition to a new “Enterprise” plan over a specified period of time. The updated “Enterprise” plan is marketed to enterprises with at least 300 active learners. Docebo’s primary target market is comprised of (i) mid-market enterprises (“MMEs”) that use Docebo in individual divisions or as a global learning platform across their entire enterprise and (ii) divisions of larger enterprises for both internal and external use cases. The enterprises in our primary target market are broadly defined as having between 500 and 10,000 active users.

Customer Case Studies

The following are examples of current customers who have used Docebo’s solutions to enhance their organizational learning experience and some of the benefits that they have reported. The following case studies are historical examples and are not indicative of future results. The case studies are illustrative of the use of our products and services by these particular customers, but are not necessarily indicative of results that have been or will be achieved by any other customers or the effectiveness of our products and services in general.

TÜV Rheinland

TÜV Rheinland is one of the world’s leading testing service providers. TÜV Rheinland wanted to fully digitize their training offering across their over 20,000 customers globally, increase their revenue streams and use reporting to better understand their customers. With the help of Docebo, TÜV Rheinland was able to create 3,037 courses and a successful web shop in just four months. This represented a 36% increase in courses offered and a 431% increase in learning objects, significantly deepening the learning capabilities and content delivered by the company. The courses reached customers across 26 countries in 11 different languages and drove a 46% increase in active users. We defined “active user” as an end user that accessed our software services and any online course during a billing period, regardless of the number of accesses during such billing period, the number of courses accessed during such billing period, or whether or not the end user completes the online course.

Samsung

The Samsung Group (“Samsung”) is a South Korea-based multinational conglomerate. Samsung was looking for a learning platform for its in-store salespeople across the Baltics that would provide continuously updated product information and act as a social hub for the sales community. Docebo’s platform enabled over 1,100 users in the region to complete learning material in three languages. Full mobile device accessibility allowed salespeople to access information while on the shop floor, driving 35% adoption of the Docebo Mobile App. The community was also able to add over 200 user-submitted assets, referring to learner-generated content such as screen recordings or videos, which helped lighten the load on administrators and encourage more community insights.

Hawk-Eye

Hawk-Eye Innovations Ltd. (“Hawk-Eye”) is a global sports officiating technology and services provider. The Hawk-Eye team was looking for a more engaging and accessible alternative to Google Drive for sharing learning content that would keep up with the company’s fast pace of technological development. Docebo’s platform enabled the Hawk- Eye team to quickly share feedback on technical or onsite issues with each other and easily critique, dissect and improve operations that were not meeting expectations. Hawk-Eye saw 47,000 enrollments in just seven months with 430 average active users per month and over 750 onsite video reviews of key officiating incidents submitted.

Litera Microsystems

Litera Microsystems (“Litera”) is a leading document technology company in the legal and life sciences industry. Having gone through six prior LMS implementations, Litera was looking for a platform with an active social learning hub that would intuitively enable user-generated content and accurately track learners’ understanding of material presented. Docebo’s solution offered simple customization, scalability, and Single-Sign-On (SSO) capabilities with a quick implementation window of four months, all of which were critical for the Litera team. Since implementation, there have been over 3,200 enrollments and over 1,200 course completions on the platform.

Growth Strategy

Our goal is to continue growing our business to become the leading provider of cloud-based subscription software applications to enterprises looking for innovative ways to train internal and external workforces, partners and customers as well as retain talent. By doing so, we enable our customers to efficiently and profitably recruit, develop and retain their workforces over time and provide them with a competitive advantage. We are focused on expanding our platform capabilities and features and intend to continue increasing our revenue by pursuing a growth strategy that includes the elements noted below.

Grow Enterprise Customer Base

We continue to build our direct sales force to take advantage of the growing demand for corporate learning solutions. We have significantly expanded our direct sales force to focus on MMEs and divisions of larger enterprises and have aligned our sales team’s compensation structure to fit this objective. In addition to expanding our sales force, we have also been able to drive substantial increases in the productivity and effectiveness of our sales personnel over time.

Land-and-Expand (Expansion Within Existing Customer Accounts)

We use a “land-and-expand” strategy to grow sales within businesses, beginning with either departmental deployments or individual learners. Currently, within any one customer account, individual employees, human resource and/or technical departments use our platform. Over the past two years we have increasingly concentrated on improving our efforts to up-sell our products within our existing customer base and we are beginning to yield positive results.

Artificial Intelligence

We believe the deployment of AI into our platform is critical to our ability to scale and differentiate our business over time. By expanding the use-cases of our key algorithms, we believe we can efficiently develop a platform and tools that can evolve to increasingly automate time-consuming administrative functions. One example would be automated course building using available public and private content, significantly reducing the cost and time associated with creating learning content. The people analytics tool, as another example, is expected to provide learning-based data analytics and easy to use reporting, providing customers with support educated decision-making tools. Through the implementation of AI into our products, we believe that the nature and scope of learner interaction on our platform will expand considerably.

Build New Products

We have integrated several new features into our cloud-based technology learning platform, including social learning, training delivery and tracking and learning impact evaluation. We intend to continue to add features to our platform over time, including content catalogs and people analytics, which we believe will provide us the opportunity to generate more revenue from new and existing customers.

Opportunistic Acquisitions

While inorganic growth has not been part of our historical strategy, we selectively consider strategic acquisitions, investments and other relationships that we believe are consistent with our strategy and can significantly enhance the attractiveness of our technology platform or expand our end-markets. This may include acquisitions of teams and capabilities that will not immediately add to revenue, but serve to benefit the long-term growth of the Company.

In October 2020, we completed our first acquisition of forMetris Société par Actions Simplifiée (“forMetris”), a leading SaaS-based learning impact evaluation platform based in Paris, France This acquisition provides us with a leading learning impact solution and a physical presence in France. See “Docebo Inc. – Recent Developments”.

OEMs & Strategic Alliances

We continue to seek and develop relationships with third-party enterprises that offer differentiated and value-added channels to reach new customer accounts and existing customers. These may include independent referral or bidding relationships, reciprocal sub-contracting, one-off projects or certain “white labelling” applications.

Geographic Expansion

For the nine-month period ended September 30, 2020, approximately 72% of our revenue came from customers based in North America. We see a significant opportunity to expand our reach into other regions, with a focus on Europe primarily, as well as the Asia-Pacific region, particularly in Australia and New Zealand. We have registered learners in over 69 countries globally as of September 30, 2020 and continue to expand our sales teams in both Europe and the Asia-Pacific region to further address these large markets.

Competition

While we do not believe that any vendor offers the same value proposition and integrated capabilities as Docebo, the learning and professional skill development market is rapidly evolving, fragmented and highly competitive. According to the Fosway Group, Docebo is ranked as one of the highest-performing LMS amongst its competitors that offer products at a similarly mid-range cost of ownership.

We expect to face continued competition in the future as competitors bundle new and more comprehensive offerings with their existing products and services, and as new products and product enhancements are introduced into the e-learning market.

We believe that the principal competitive factors in our market include flexibility and scalability across multiple use cases, platform features and functionality, reliability and uptime, scalability, learner experience, brand, service and support for learners and staff, collaboration and engagement, software integration and third-party publisher partnerships, accessibility across several devices, operating systems and applications, data analytics, continued innovation and application of AI capabilities.

Operating and Financial Performance Highlights

Since Docebo received its initial investment from Intercap Equity Inc. (together with Intercap Financial Inc., “Intercap”) and Klass.com Subsidiary LLC in 2015, our business has experienced significant growth coupled with robust performance across key operating and financial metrics. The number of customers using Docebo’s platform has increased from approximately 900 in 2016 to over 2,000 as of September 30, 2020, growing approximately 33% in 2017, 17% in 2018, 21% in 2019 and 18% in 2020 year to date. Our revenue has grown from $9.9 million in 2016 to $56.5 million for the twelve months ended September 30, 2020, with recurring revenue growing at a CAGR of 58% during this period. Our revenue mix has increasingly shifted towards multi-year contracts, with 76% of our Annual Recurring Revenue represented by enterprise customers under multi-year contracts as of September 30, 2020. Since 2016, our business has only required a cumulative $16 million of cash flow investment, which we believe speaks to the capital efficiency and scalability of our business model.

	Fiscal year ended December 31,				Nine months ended September 30,
US$ millions, unless otherwise stated	2016 $	2017 $	2018 $	2019 $	2020 $
ARR	11	18	30	47	65
Revenue	10	17	27	41	44
Subscription Revenue Growth		85%	68%	56%	56%[1]
Recurring Subscription Revenue Mix	78%	83%	88%	90%	92%
Gross Margin %	73%	75%	79%	80%	81%
Free Cash Flow	(1)	(4)	(3)	(5)	(3)
Average Contract Value[2]	11.5	15.5	21.0	27.4	31.9
Cash Flow Used in Operating Activities	(1)	(3)	(2)	(5)	(3)

1	Reflects year over year growth
2

$US thousands. Average Contract Value is calculated as total ARR divided by the number of contracted customers. In calculating the number of contracted customers, any separate accounts that our customers may have will be aggregated and counted as one customer.

As our business evolves, we will continue to focus on maintaining and growing the profitability of our operations by increasing deal sizes, executing on our land and expand strategy, improving sales and marketing productivity, leveraging infrastructure scale, utilizing back-office automation to drive efficiencies and improving efficiency of global support.

Free Cash Flow

Free Cash Flow is defined as cash used in operating activities less additions to property and equipment and noncurrent assets.

	Fiscal year ended December 31,				Nine months ended September 30,	Three months ended September 30,
US$ thousands	2016 $	2017 $	2018 $	2019 $	2020 $	2020 $
Cash flow used in operating activities	(1,037)	(2,983)	(2,300)	(4,583)	(1,891)	455
Additions to property and equipment and non-current assets	(258)	(689)	(410)	(366)	(991)	(595)

Free Cash Flow	(1,295)	(3,672)	(2,710)	(4,948)	(2,882)	(140)

See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures—Free Cash Flow” in our Annual MD&A and our Interim MD&A, which are incorporated by reference herein.

Annual Recurring Revenue

We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including OEM contracts) as at the date being measured, excluding nonrecurring implementation, support and maintenance fees. Our customers generally enter into one to three year contracts that are noncancelable or cancellable with penalty. All the customer contracts, including those for one-year terms, automatically renew unless cancelled by our customers. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements are subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our target on a go-forward basis. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures—Key Performance Indicators” in our Annual MD&A and our Interim MD&A, which are incorporated by reference herein.

Recent Developments

Effective October 1, 2020, Daniel Klass resigned from his position as a director of Docebo. Mr. Klass was on the Company’s board of directors since 2016.

On October 30, 2020, Docebo acquired all of the issued and outstanding shares of forMetris, a leading SaaS-based learning impact evaluation platform based in Paris, France. Docebo has already developed built-in integrations with the forMetris platform and will be launching this new product offering as Docebo Learning Impact, available as part of the Docebo suite of products or as a standalone solution. The forMetris team in Paris, along with its founder and CEO Laurent Balagué, will join Docebo.

RISK FACTORS

An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors identified in our Interim MD&A, incorporated by reference into this Prospectus Supplement and under “Risk Factors” in our Annual Information Form also incorporated by reference herein. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Offered Shares could be materially adversely affected.

Natural disasters, public health crises, political crises, or other catastrophic events may adversely affect our business, operating results or financial position.

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises such as the recent global outbreak of COVID-19, and other pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, could disrupt our operations in any of our offices or the operations of one or more of our third-party providers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected. For example, the outbreak of COVID-19 has adversely affected, and will likely continue to adversely affect, our employees and customers. However, the impact of COVID-19, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact. In response to the pandemic, we have modified our business practices with a focus on the health and well-being of our workforce both in Europe and North America. All of our offices currently remain closed with employees working remotely. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.

Management of the Company will have broad discretion in the application of the net proceeds to the Company of the Offering.

We cannot specify with certainty the particular uses of the net proceeds we will receive from the Offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds”. Accordingly, a purchaser of Offered Shares will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this Offering in ways that our shareholders might not desire, that might not yield a favourable return and that might not increase the value of a purchaser’s investment. The failure by our management to apply these funds effectively could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Notably, we have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position, and involve other risks and uncertainties outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. Pending their use, we may invest the net proceeds of the Offering in a manner that does not produce income or that loses value.

Our Common Shares do not currently trade on a stock exchange in the United States and we do not know whether a market for the Common Shares will develop to provide you with adequate liquidity.

Our Common Shares are currently listed only on the TSX. Prior to this Offering, the Common Shares have not been listed on a stock exchange in the United States. Our Common Shares have been approved for listing on Nasdaq in connection with this Offering. However, if an active trading market does not develop in the United States, you may have difficulty selling any of the Common Shares that you buy over a U.S. exchange. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the Nasdaq or otherwise, or how liquid that market might become. The price of the Common Shares in this Offering may not be indicative of prices that will prevail in the United States trading market or otherwise following the Offering. Listing of our Common Shares on the Nasdaq in addition to the TSX may increase price volatility on the TSX and also result in volatility of the trading price on the Nasdaq because trading will be in two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

There is no guarantee that the Common Shares will earn any positive return in the short term or long term.

A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions.

The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Company operates;

•	addition to or departure of the Company’s executive officers, directors and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares (including Common Shares subject to lock-up restrictions);

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company’s industry generally and its business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	litigation or regulatory action against us;

•	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies;

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; and

•	current and future global economic, political and social conditions, including the COVID-19 pandemic.

The Company has not declared and paid dividends in the past and may not declare and pay dividends in the future, and consequently, purchasers in the Offering may never receive a return on their investment.

Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Future sales, or the perception of future sales, of Common Shares by existing shareholders or by us, or future dilutive issuances of Common Shares by us, could adversely affect prevailing market prices for the Common Shares.

Subject to compliance with applicable securities laws, sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares or securities convertible into Common Shares intend to sell Common Shares, could reduce the prevailing market price of our Common Shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our Common Shares. If the market price of our Common Shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

Following the consummation of this Offering, the Company, all directors and officers of the Company and their affiliated shareholders, including Intercap Equity Inc., which beneficially held approximately 57% of our Common Shares outstanding as of September 30, 2020, will be subject to “lock-up” restrictions, as described under “Plan of Distribution”. The applicable Underwriters might waive the provisions of these “lock-up” restrictions and allow the Company to, among other things, issue additional Common Shares, or allow the directors and officers of the Company and their affiliated shareholders to sell their Common Shares at any time. There are no pre-established conditions for the grant of such a waiver by the applicable Underwriters, and any decision by the applicable Underwriters to waive those conditions may depend on a number of factors, which might include market conditions, the performance of our Common Shares in the market and our financial condition at that time. If the “lock-up” restrictions of the Company are waived, additional Common Shares will be issued, and if the “lock-up” restrictions of the directors and officers of the Company are waived, additional Common Shares will be available for sale into the public market, subject to applicable securities laws, which, in both cases, could reduce the prevailing market price for our Common Shares.

Moreover, Intercap, as principal shareholders of the Company, have the right, subject to the terms of the lock-up agreements discussed above, under the investor rights agreement dated October 8, 2019 among the Company and certain of its shareholders (as amended and supplemented, the “Investor Rights Agreement”) to require us to file a prospectus covering their registrable securities or to include their registrable securities in prospectuses or registration statements that we may file for ourselves or on behalf of either Intercap Equity Inc. or Intercap Financial Inc. See “Agreements with Retained Interest Holders—Investor Rights Agreement” in the Annual Information Form incorporated by reference herein. In connection with the Offering, we entered into a letter agreement with Intercap pursuant to the terms of the Investor Rights Agreement to provide Intercap with U.S. registration rights given that our Common Shares will now be listed on a U.S. stock exchange. See “Plan of Distribution—IRA Letter Agreement”. Intercap has also informed us that, in connection with a credit agreement, it has pledged certain of the Common Shares it holds. Enforcement against such collateral by Intercap’s creditor could materially adversely affect the price of our Common Shares.

In addition, certain holders of options and other share-based awards will have an immediate income inclusion for tax purposes when they exercise their options or when their other awards are share-settled (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of options or issued upon share settlement of share-based awards in the same year that they exercise their options or in which their share-based awards are share-settled. This might result in a greater number of Common Shares being sold in the public market, and reduced long-term holdings of Common Shares by our management and employees.

Our constating documents permit us to issue additional securities in the future, including Common Shares and preferred shares without additional shareholder approval.

Our restated articles of incorporation permit us to issue an unlimited number of Common Shares. We anticipate that we will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSX and the Nasdaq, we will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

Our articles of amendment also permit us to issue an unlimited number of preferred shares, issuable in series. While we have no present plans to issue any preferred shares, our board of directors has the authority to issue preferred shares and determine the price, designation, rights, (including voting and dividend rights), preferences, privileges, restrictions and conditions of such preferred shares and to determine to whom they shall be issued. Any issuance of preferred shares may result in further dilution to existing shareholders and have an adverse effect on the value of their shareholdings. We cannot foresee the terms and conditions of any future offerings of preferred shares nor the effect they may have on the market price of the Common Shares.

You will experience immediate and substantial dilution.

Since the Offering Price is substantially higher than the net tangible book value per share of our Common Shares, you will suffer substantial dilution in the net tangible book value of the Offered Shares you purchase in this Offering. Based on our public offering of 3,000,000 Offered Shares at the Offering Price per Offered Share, after deducting the Underwriters’ Fee and the estimated expenses payable by us in connection with the Offering, and based on a net tangible book value of our Common Shares as of September 30, 2020, as adjusted to give effect to this Offering, if you purchase Offered Shares in this Offering, you will experience immediate dilution of US$42.42 per Common Share. The exercise of outstanding stock options and the settlement of outstanding restricted share units and performance share units could result in further dilution of your investment.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade our Common Shares, the price of our Common Shares could decline.

The trading market for our Common Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Common Shares would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, the price of our Common Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause the price and trading volume of our Common Shares to decline.

We will incur increased costs as a result of being a public company in the United States, and our management will be required to devote substantial time to United States public company compliance efforts.

As a public company in the United States, we will incur additional legal, accounting, Nasdaq, reporting and other expenses that we did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition.

If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the United States, it is more expensive for us to obtain director and officer liability insurance, and we will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for us to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”) requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), we will be required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, if or when we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. In addition, in the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our Common Shares may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on exemptions under Nasdaq listing standards from the requirement to have fully independent compensation and nominating and corporate governance committees, as defined under Nasdaq rules. In addition, we do not intend to follow the minimum quorum requirements for shareholder meetings as well as certain shareholder approval requirements prior to the issuance of securities under Nasdaq listing standards, as permitted for foreign private issuers. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Following the completion of the Offering, we may cease to qualify as a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States.

We will be relying on the one-year phase in period for our audit committee composition under Nasdaq and SEC rules.

Under Nasdaq listing standards and SEC rules, we are required to have a fully independent audit committee, subject to limited exceptions and phase-in periods. Upon the closing of this offering, two of our three audit committee members will be independent under Nasdaq listing standards and SEC rules for foreign private issuers. We intend to appoint one additional independent director to our audit committee to replace the non-independent director within one year following this offering pursuant to the applicable Nasdaq and SEC phase-in provisions for initial public offerings. During this phase-in period, our shareholders may not have the same protections afforded to shareholders of companies of which the audit committee is fully independent. If, within the phase-in period, we are not able to appoint an additional director who is independent and would otherwise meet Nasdaq’s audit committee composition requirements, or otherwise comply with the Nasdaq listing requirements, we may be subject to enforcement actions by Nasdaq and our Common Shares may be subject to delisting.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2025 (the last day of the fiscal year ending after the fifth anniversary of the effective date of the Registration Statement); (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.

The Company is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Company is governed by the OBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Company’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the OBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Company’s articles) the OBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the OBCA, holders of 5% or more of the Company’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

We may incur additional costs to maintain legitimate means for our transfer and receipt of personal data from the EEA, or may be unable to maintain such legitimate means.

With regard to transfers to the U.S. of personal data (as such term is defined under the General Data Protection Regulation) from our European employees, customers and users, we relied until recently upon the EU—U.S. Privacy

Shield, as well as EU standard contractual clauses in certain circumstances. Both the EU—U.S. Privacy Shield and EU standard contractual clauses have been subject to legal challenge, resulting in the EU—U.S. Privacy Shield being recently invalidated by the Court of Justice of the European Union (the “CJEU”). While the validity of the EU standard contractual clauses was confirmed by the CJEU, the use of the standard clauses with respect to data transfers to the U.S. may be subject to further challenge. The U.S. Department of Commerce and the European Commission have initiated discussions to evaluate the potential for an enhanced EU—U.S. Privacy Shield framework that would comply with the CJEU decision; however, such an enhancement may not be created, or any such enhancement could be subject to further challenge before the European courts. Accordingly, we may experience reluctance or refusal by current or prospective European customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of EEA residents, including arrangements to store and process such data outside the U.S. We may also be unsuccessful in maintaining legitimate means for our transfer and receipt of personal data from the EEA. The regulatory environment applicable to the handling of EEA residents’ personal data, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs, and could result in our business, operating results and financial condition being harmed. Additionally, should we continue to transfer the personal data of EEA residents to the U.S. without a General Data Protection Regulation-compliant solution, we and our customers may face a risk of enforcement actions by data protection authorities in the EEA relating to personal data transfers to us and by us from the EEA. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.

As the Company is a Canadian corporation and most of its directors and officers reside or are organized in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Company is governed by the OBCA with its principal place of business in Canada, most of its directors and officers reside or are organized in Canada or the provinces thereof and the majority of the Company’s assets and the all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

If a United States person is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.

We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Our status as a PFIC may also depend on how quickly we use the cash proceeds from this Offering in our business. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2019. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, our shareholders who are U.S. Holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We express all amounts in this Prospectus Supplement in U.S. dollars, except where otherwise indicated. References to “$”and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

The following table sets forth, for the periods indicated, the high, low, average and end of period daily average exchange rates for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.

	Fiscal Quarter Ended September 30, 2020	Fiscal Year Ended December 31, 2019	Fiscal Year Ended December 31, 2018
Low	1.3042	1.2988	1.2288
High	1.3616	1.3600	1.3642
Average	1.3321	1.3269	1.2957
End	1.3339	1.2988	1.3642

On December 2, 2020, the Bank of Canada daily exchange rate was US$1.00 = C$1.2934.

USE OF PROCEEDS

The aggregate net proceeds to be received by us from the sale of the Offered Shares under the Offering are approximately US$134.2 million after deducting the Underwriters’ Fee and other expenses relating to the Offering payable by us, which are estimated to be US$1.9 million.

We intend to use the net proceeds of the Offering to strengthen our financial position and allow us to pursue our growth strategies, which include: expanding our customer base; supporting the growth of existing customers; expanding our solutions; and other general corporate purposes.

We may also use a portion of the net proceeds of the Offering to expand our current business through acquisitions of, or investments in, other complementary businesses, products or technologies. However, we have no agreements or commitments with respect to any acquisitions or investments at this time.

As a result of our significant growth in recent periods and the fact that we operate in a dynamic and rapidly-evolving market, we do not believe we can provide the approximate amounts of the proceeds that will be allocated to each of these purposes with certainty. As such, we have not specifically allocated the net proceeds amongst these purposes as at the date of this Prospectus Supplement. Such decisions will depend on market and competitive factors, as they evolve over time. Pending their use, we intend to invest the net proceeds from this Offering in short-term, investment grade, interest bearing instruments or hold them as cash.

While we currently anticipate that we will use the net proceeds of the Offering as set forth above, we may use the net proceeds differently, having consideration to our strategy relative to market and other conditions, as well as other factors described under “Risk Factors”.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as at September 30, 2020 (i) on an actual basis and (ii) on an adjusted basis to give effect to the issuance and sale of 3,000,000 Offered Shares in the Offering, after deducting the Underwriters’ Fee and estimated offering expenses payable by us. This table should be read in conjunction with our Interim Financial Statements and Interim MD&A, each of which is incorporated by reference in this Prospectus Supplement.

	As at September 30, 2020
	Actual	As Adjusted
	(in thousands of US$)
Cash and cash equivalents	60,835	195,015	(1)

Shareholders’ equity
Share capital (Common Shares, no par value—29,110,300 Common Shares issued and outstanding, Actual; 32,110,300 Common Shares issued and outstanding, As Adjusted)(2)	108,048	242,228	(3)(4)
Contributed surplus	2,364	2,364
Accumulated other comprehensive (loss) income	(1,230)	(1,230)
Deficit	(64,184)	(64,184)

Total equity	44,998	179,178

Total capitalization	44,998	179,178

Notes: (1)	The amount included in the table includes the estimated net proceeds of the Offering to be received by the Company from the sale of Offered Shares after deducting the Underwriters’ Fee and estimated expenses of the Offering, assuming all such estimated expenses are paid upon closing of the Offering.
(2)	As at September 30, 2020, the Company’s authorized share capital is comprised of (i) an unlimited number of Common Shares and (ii) an unlimited number of preferred shares, issuable in series.
(3)	The amount included in the table includes additional share capital raised by the Company through the Offering from the sale of the Offered Shares estimated to amount to approximately US$134,180,000 million after deducting the Underwriters’ Fee and the estimated expenses of the Offering.
(4)	The number of Common Shares to be outstanding after the Offering is computed on the basis of 29,110,300 Common Shares outstanding as September 30, 2020, and excludes (i) Common Shares issuable upon the exercise of stock options outstanding as of September 30, 2020 under our legacy option plan dated September 22, 2016 (the “Legacy Option Plan”) and omnibus equity incentive plan dated October 8, 2019 (the “Omnibus Equity Incentive Plan”), (ii) Common Shares issuable upon the vesting and redemption of deferred share units outstanding as of September 30, 2020 under the Omnibus Equity Incentive Plan; (iii) Common Shares reserved for future issuance under the Legacy Option Plan and Omnibus Incentive Plan and (iv) Common Shares issuable upon the exercise of stock options and vesting and redemption of deferred share units granted subsequent to September 30, 2020. See Note 8 to the Interim Financial Statements for more information on the Common Shares issuable upon the exercise of stock options and the vesting and redemption of deferred share units under our Legacy Option Plan and Omnibus Equity Incentive Plan.

PLAN OF DISTRIBUTION

General

Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have agreed to purchase, as principals, severally and not jointly (within the meaning of such terms under the laws of the State of New York) on the Closing Date, or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than December 14, 2020, the number of Offered Shares set out opposite their respective names below, representing an aggregate of 3,000,000 Offered Shares, at a price of US$48.00 per Offered Share, for an aggregate gross consideration of US$144,000,000, payable in cash against delivery of the Offered Shares. The Offering Price was determined by negotiation between the Company and the Underwriters, with reference to the then-current market price for the Common Shares.

Underwriter	Number of Offered Shares
Morgan Stanley & Co. LLC	1,129,215
Goldman Sachs & Co. LLC	901,378
Canaccord Genuity LLC	525,545
CIBC World Markets Inc.	100,227
National Bank of Canada Financial Inc.	100,227
Scotiabank Capital (USA) Inc.	100,227
TD Securities Inc.	100,227
Cormark Securities Inc.	14,318
Eight Capital Corp.	14,318
Laurentian Bank Securities Inc.	14,318

Total	3,000,000

The Offered Shares are being offered in the United States by the U.S. Underwriters and in Canada by the Canadian Underwriters pursuant to the Underwriting Agreement. The Offering is being made concurrently in Canada under the terms of the Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Offered Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Offered Shares outside of Canada and the United States.

The Underwriting Agreement provides that the Company will pay the Underwriters at the time of closing of the Offering a fee of US$2.64 per Offered Share sold pursuant to the Offering, including any Additional Shares sold pursuant to the exercise of the Over-Allotment Option. The Company has agreed to reimburse the Underwriters for FINRA and other expenses in an amount not to exceed US$35,000. The Company has granted to the Underwriters an Over-Allotment Option, in whole or in part, from time to time not later than 30 days after the date of the Underwriting Agreement, to purchase from the Additional Shares on the same terms as set out above solely to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of up to 450,000 Additional Shares, in aggregate, to be sold by the Company upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the over-allocation position acquires those shares under this Prospectus Supplement regardless of whether the over allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint (within the meaning of such terms under the laws of the State of New York) and are subject to certain closing conditions. The Underwriters may terminate their obligations under the Underwriting Agreement by notice given by the representatives to the Company, if after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the Nasdaq, the New York Stock Exchange (“NYSE”), the NYSE American, or the TSX, (ii) trading of any securities of the

Company shall have been suspended on the Nasdaq or TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the representatives’ judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the representatives’ judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated in this Prospectus Supplement. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.

Subject to the terms of the Underwriting Agreement, the Company has also agreed to indemnify the Underwriters and their respective directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian and United States securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof. The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Offered Shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pursuant to the Underwriting Agreement, the Company has agreed that until the date that is 90 days following the date of the Underwriting Agreement (the “Restricted Period”), it will not, directly or indirectly, and will not publicly disclose any intention to, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Canaccord Genuity LLC, subject to certain exceptions: (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, or, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, (iii) file any registration statement with the SEC or prospectus with any Canadian securities regulatory authority relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares. The exceptions include: (a) the Offered Shares (and any Additional Shares) to be sold in the Offering; (b) the issuance of incentive compensation or equity (including the Common Shares) under the incentive plans of the Company, as such plans may be adopted, amended or restated, (c) any Common Shares issued pursuant to any existing employee share purchase plan of the Company, (d) the filing of one or more registration statements on Form S-8 relating to stock options, other equity awards or employee benefits of the Company, provided certain conditions are met, (e) Common Shares or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnership or other strategic acquisitions, but excluding stock options); provided certain conditions are met, including that (i) the aggregate amount of Common Shares issued in connection with such transactions does not exceed 10% of the total shares outstanding of the Company upon consummation of the Offering, and, (ii) in the case of any such issuance prior to the expiration of the Restricted Period, each such recipient of Common Shares or securities agrees to be bound by restrictions applicable to the Company’s directors and officers detailed below or (f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Common Shares, provided that certain conditions are met, including that such plan does not provide for the transfer of Common Shares, during the Restricted Period, and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period.

In addition, the directors, officers and certain shareholders of the Company have executed “lockup” letters pursuant to which, until the date that is 90 days following the date of the final prospectus supplement relating to this Offering (the “Lock-Up Restricted Period”), they have agreed that they will not, and will not publicly disclose the intention to, without the consent of Morgan Stanley & Co. LLC, Goldmans Sachs & Co. LLC and Canaccord Genuity LLC, subject to certain exceptions: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by them or any securities convertible into or exercisable or exchangeable for Common Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares. The exceptions include: (a) the Offered Shares and Additional Shares sold in the Offering; (b) transactions relating to Common Shares or other securities acquired in open market transactions after completion of the Offering, subject to certain exceptions; (c) a bona fide gift, including charitable contributions, of Common Shares or securities convertible into Common Shares; (d) distributions of Common Shares or any security convertible into Common Shares to limited partners, members or stockholders or other equity holders of the signatory; (e) transfers of Common Shares or any security convertible into Subordinate Common Shares to certain affiliates of the signatory, subject to certain exceptions, (f) a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Common Shares involving a change of control of the Company, provided that certain conditions are met; (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Common Shares, provided that certain conditions are met, (h) receipt of securities (including on a “net” basis with transfers to the Company) solely made in connection with exercises of outstanding stock options or warrants or vesting and/or redemptions of restricted shares units or other equity awards of the Company, provided that certain conditions are met, (i) transfers of up to an aggregate of 125,000 Common Shares by certain of the Company’s directors and officers; and (j) in the case of Intercap, the existing pledge of certain of its Common Shares pursuant to an existing credit agreement. See “Risk Factors—Future sales, or the perception of future sales, of Common Shares by existing shareholders or by us, or future dilutive issuances of Common Shares by us, could adversely affect prevailing market prices for the Common Shares.”

The outstanding Common Shares are listed and posted for trading on the TSX under the symbol “DCBO”. On December 2, 2020, the last trading day before the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$68.34 or US$52.84 (based on the daily exchange rate for the U.S dollar in terms of Canadian dollars, as quoted by the Bank of Canada, of C$1.00 = US$0.7732). The TSX has conditionally approved the listing of the Offered Shares and the Additional Shares on the TSX. Listing is subject to the Company fulfilling all of the listing requirements of the TSX. The Offered Shares, the Additional Shares and the Company’s outstanding Common Shares have been approved for listing on Nasdaq under the trading symbol “DCBO”.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price, and the compensation realized by the Underwriters pursuant to the Offering will effectively be decreased by the amount that the price paid by purchasers for the Offered Shares is less than the original Offering Price. Any such reduction will not affect the net proceeds of the Offering received by the Company.

Pursuant to the rules and policy statements of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market-balancing activities and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Over-Allotment Option. If, following the closing of the Offering, the market price of the Common Shares decreases, the short position created by the over-allocation position in the Common Shares may be filled through purchases in the open market, creating upward pressure on the price of the Common Shares. If, following the closing of the Offering, the market price of Common Shares increases, the over-allocation position in the Common Shares may be filled through the exercise of the Over-Allotment Option.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Company will arrange for the instant deposit of the Offered Shares by the Underwriters under the book-based system of registration, to be registered to DTC and deposited with DTC on the Closing Date, or as otherwise may be agreed to among the Company and the Underwriters. In the case of certain Canadian purchasers, the Company may alternatively arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS or its nominee and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased.

Relationship Between the Company and Certain Underwriters

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the Underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The Underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

IRA Letter Agreement

The Investor Rights Agreement currently provides Intercap with certain registration rights for public offerings in Canada. In connection with the Offering, and as required pursuant to Section 4.3 of the Investor Rights Agreement, we supplemented the Investor Rights Agreement by entering into a letter agreement with Intercap, pursuant to which Docebo will provide Intercap with U.S. registration rights that are substantially similar, and in addition to, to those provided to Intercap under the Investor Rights Agreement in respect of Canadian offerings (the “IRA Letter Agreement”), given that our Common Shares will now be listed on a U.S. stock exchange.

The IRA Letter Agreement provides, among other things:

•

Intercap with the right (the “Demand Registration Right”) to require the Company to use reasonably commercial efforts to file a registration statement with the SEC covering all or a portion of the Common Shares held by Intercap for a public offering in the United States (a “Demand Distribution”), provided that the Company will not be obliged to effect (i) more than two Demand Distributions in any 12-month period (counted together with Demand Distributions for offerings made in Canada) or (ii) any Demand Distribution where the value of the Common Shares offered under such Demand Registration is less than $10 million; and

•

Intercap with the right (the “Piggy-Back Registration Right”) to require the Company to include its Common Shares in any future U.S. public offerings undertaken by the Company by way of a registration statement filed with the SEC covering Common Shares (a “Piggy-Back Distribution”).

To exercise these registration rights, Intercap, together with its affiliates and joint actors, must collectively own, in the aggregate, at least 10% of the issued and outstanding Common Shares at the time of exercise. The Demand Registration Right and Piggy-Back Registration Right will also be subject to various conditions and limitations, and the Company will be entitled to defer any Demand Distribution in certain circumstances for a period not exceeding 90 days. The expenses in respect of a Demand Distribution, subject to certain exceptions, will be borne by the Company and Intercap on a proportionate basis according to the number of Common Shares distributed by each. The expenses in respect of a Piggy-Back Distribution, subject to certain exceptions, will be borne by the Company, except that any underwriting fee and SEC or FINRA fees on the sale of Common Shares by Intercap and the fees of their external legal counsel will be borne by Intercap.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each Member State of the EEA and the United Kingdom (each a “Relevant State”), no Common Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Common Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Common Shares shall require the Company or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Common Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (including, in the United Kingdom, as it forms part of domestic law, whether by virtue of the European Union (Withdrawal) Act 2018 or as otherwise implemented).

In the United Kingdom, this Prospectus Supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the FPO (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this Prospectus Supplement or use it as the basis for taking any action, In the United Kingdom, any investment or investment activity that this Prospectus Supplement relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents.

Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Common Shares. The Common Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Common Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This Prospectus Supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus. The Common Shares to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

Hong Kong

The Common Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the Common Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the Common Shares. Accordingly, the Common Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan. For Qualified Institutional Investors (QII) please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “QII only private placement” or a “QII only secondary distribution”(each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may be transferred only to QIIs. For Non-QII Investors please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “small number private placement” or a “small number private secondary distribution”(each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may be transferred only en bloc without subdivision to a single investor.

Singapore

This Prospectus Supplement and the accompanying Shelf Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this Prospectus Supplement and the accompanying Shelf Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Common Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) pursuant to Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offer of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notification under Section 309B(1)(c) of the SFA

The Company has determined that the Common Shares are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the Common Shares are “prescribed capital markets products”(as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

No “prospectus” or other “disclosure document”, as each of those terms are defined in the Corporations Act 2001 of Australia (the “Australian Corporations Act”), in relation to the Common Shares has been, or will be, lodged with the Australian Securities and Investments Commission. Each Underwriter has represented and agreed that it: (a) has not made (directly or indirectly) or invited, and will not make (directly or indirectly) or invite, an offer of the Common Shares for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and (b) has not distributed or published, and will not distribute or publish, this Prospectus Supplement, the accompanying Shelf Prospectus or any other offering material or advertisement relating to the Common Shares in Australia, unless: (i) the aggregate consideration payable for such Common Shares on acceptance of the offer is at least A $500,000 (or its equivalent in any other currency, in either case calculated in accordance with both section 708(9) of the Australian Corporations Act and regulation 7.1.18 of the Corporations Regulations 2001 of Australia) or the offer or invitation does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Australian Corporations Act; (ii) the offer or invitation constitutes an offer to either a “wholesale client” or “sophisticated investor” for the purposes of Chapter 7 of the Australian Corporations Act; (iii) such action complies with any applicable laws, regulations and directives (including without limitation, the licensing requirements set out in Chapter 7 of the Australian Corporations Act) in Australia; and (iv) such action does not require any document to be lodged with Australian Securities and Investments Commission or any other regulatory authority in Australia.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, Canadian counsel to the Company, and Stikeman Elliott LLP, Canadian counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires as beneficial owner Common Shares pursuant to this Offering and who, for the purposes of the Tax Act and at all relevant times, holds Common Shares as capital property, deals at arm’s length with the Company or the Underwriters, is not affiliated with the Company, has not entered into and will enter into, with respect to their Common Shares, a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental arrangement” each as defined under the Tax Act (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder unless they are held or acquired or deemed to be held or acquired in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations are made concerning the income tax consequences to any particular Holder or prospective Holder made. Accordingly, Holders are urged to consult with their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Common Shares.

Currency Conversion

For purposes of the Tax Act, all amounts relevant in computing the income, taxable income and taxes payable by a Holder, including the cost and adjusted cost base of Common Shares, must be determined in Canadian dollars based on the exchange rate quoted by the Bank of Canada on the relevant date (or, if there is no such rate quoted for the relevant date, the closest preceding date for which such a rate is quoted) or such other rate of exchange that is acceptable to the Minister of National Revenue.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (“Resident Holder”). This portion of the summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the “mark-to-market rules” contained in the Tax Act; (b) an interest in which would, or for whom a Common Share would, be a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; or (d) that has elected to report its “Canadian tax results”, as defined in the Tax Act, in a currency other than the Canadian currency. Any such Holder to which this summary does not apply should consult its own tax advisor.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person or, if no single non-resident person has control, by a group of non-resident persons that do not deal with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to the consequences of acquiring Common Shares.

Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election pursuant to subsection 39(4) of the Tax Act to have its Common Shares, and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and advisable in their own circumstances.

Dividends on Common Shares

Dividends received on a Common Share by a Resident Holder who is an individual (other than certain trusts) will be included in computing such Resident Holder’s income for the taxation year and will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends”. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”. Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult with their own tax advisors in this regard.

Dividends received on a Common Share by a Resident Holder that is a corporation will be included in computing such Resident Holder’s income for the taxation year generally will be deductible in computing its taxable income for that taxation year. In certain circumstances a dividend received by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, generally will be liable to pay an additional tax under Part IV of the Tax Act on dividends received on Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. Such additional tax may be refundable in certain circumstances. Resident Holders that are corporations should consult with their own tax advisors having regard to their particular circumstances.

Dispositions of a Common Shares

Upon a disposition, or a deemed disposition, of a Common Share (other than to the Company, unless purchased by the Company in the open market in the manner in which Common Shares are normally purchased by any member of the public in the open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Resident Holder immediately before the disposition or deemed disposition. For this purpose, the adjusted cost base to a Resident Holder of a Common Share will be determined at any particular time by averaging the cost of such share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time. The Resident Holder’s cost for the purposes of the Tax Act of Common Shares generally will include all amounts paid or payable by the Resident Holder for the Common Shares, subject to certain adjustments under the Tax Act. Such capital gain (or capital loss) will be subject to the treatment described below under “—Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder for a taxation year must be included in computing the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in that taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years, or carried forward and deducted in any subsequent year (against net taxable capital gains realized in such years), to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, any such capital loss realized on the sale of a Common Share may be reduced by the amount of any dividends which have been received by the Resident Holder on such Common Share to the extent and in circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly through a partnership or a trust. Such Resident Holders should consult their own tax advisors.

Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to alternative minimum tax depending on the Resident Holder’s circumstances.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”(as defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including taxable capital gains.

Non-Resident Holders

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, (i) is not and is not deemed to be resident in Canada, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, the Common Shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends on Common Shares

A dividend paid or credited, or deemed to be paid or credited, on a Common Share to a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, the rate of withholding tax applicable to a dividend paid on a Common Share to a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), beneficially owns the dividend, and is fully entitled to the benefits of the Convention, generally will be reduced to 15%. Non-Resident Holders should consult their own tax advisors having regard to their particular circumstances.

Dispositions of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Common Share unless the Common Share constitutes “taxable Canadian property”(as defined in the Tax Act) to the Non-Resident Holder at the time of disposition, and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. Generally, a Common Share will not constitute taxable Canadian property to a Non-Resident Holder at any particular time provided that the Common Share is listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the Nasdaq), unless at any time during the 60-month period immediately preceding such time: (a) at least 25% or more of the issued shares of any class or series of the capital stock of the Company was owned by or belonged to any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person described in (y) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Common Share was derived, directly or indirectly, from one, or any combination of, real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act) or options in respect of, interests in or for civil law rights in any such property (whether or not such property exists).

Notwithstanding the foregoing, a Common Share may be deemed to be “taxable Canadian property” in certain circumstances set out in the Tax Act. If the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition, and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, the consequences above under “Residents of Canada—Dispositions of Common Shares” and “Residents of Canada—Taxation of Capital Gains and Losses” will generally apply. Non-Resident Holders whose Common Shares may constitute taxable Canadian property to them should consult their own tax advisors regarding their particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Offering and hold such Common Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences or the requirements of Section 451 of the Code with respect to conforming the timing of income accruals to financial statements.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.

Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We do not believe we were a PFIC for the year ended December 31, 2019. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may hold a substantial amount of cash and cash equivalents following this Offering, and because the calculation of the value of our assets may be based in part on the value of Common Shares, which may fluctuate considerably, we may also be a PFIC in the current or future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock as long as they remain listed on the Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as we intend the Common Shares to be. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “—Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Distributions on, and proceeds from the sale or other disposition of Common Shares, may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

PRIOR SALES

The following table sets forth the details regarding all issuances of Common Shares and securities that are convertible or exchangeable into Common Shares during the 12-month period preceding the date of this Prospectus Supplement. As a part of our IPO pre-closing reorganization, all of our then issued and outstanding Common Shares were split on a 100-for-1 basis and each of our then issued and outstanding options to acquire Common Shares were split on a 100-for-1 basis and became exercisable for Common Shares at a post-split exercise price. The figures in the following table reflect our IPO pre-closing reorganization.

Date of Issuance	Type of Security	Number of Securities Issued		Issuance/Exercise Price per Security (C$)
October 30, 2020	Common Shares	29,024	(10)	51.81
August 27, 2020	Common Shares	1,725,000	(9)	50.00
August 19, 2020	Common Shares	90,000	(1)	1.06	(4)
July 22, 2020	Deferred Share Units	13,119	(2)	38.87
July 1, 2020	Deferred Share Units	1,323	(2)	34.89
June 9, 2020	Common Shares	50,000	(1)	1.08	(5)
June 4, 2020	Options	3,972	(2)	26.43
June 4, 2020	Deferred Share Units	378	(2)	26.43
March 23, 2020	Options	40,218	(2)	11.06
March 13, 2020	Common Shares	6,900	(1)	3.48	(6)
March 10, 2020	Common Shares	6,900	(1)	1.11	(7)
February 13, 2020	Common Shares	2,300	(1)	3.31	(8)
November 12, 2019	Options	35,022	(2)	15.79

Notes: (1)	Issued upon exercise of options pursuant to the Legacy Option Plan.
(2)	Issued pursuant to the Omnibus Equity Incentive Plan.
(3)	Of the 373,125 options issued on October 8, 2019, 10,829 options were cancelled on January 27, 2020 and 8,856 options were cancelled on March 31, 2020.
(4)	Represents an exercise price of US$0.8056 converted into Canadian dollars using an exchange rate of 1.3171, being the daily exchange rate for the Bank of Canada for conversion of U.S. dollars in Canadian dollars on August 19, 2020.
(5)	Represents an exercise price of US$0.8056 converted into Canadian dollars using an exchange rate of 1.3423, being the daily exchange rate for the Bank of Canada for conversion of U.S. dollars in Canadian dollars on June 9, 2020.
(6)	Represents an exercise price of US$2.50 converted into Canadian dollars using an exchange rate of 1.3901, being the daily exchange rate for the Bank of Canada for conversion of U.S. dollars in Canadian dollars on March 13, 2020.
(7)	Represents an exercise price of US$0.8056 converted into Canadian dollars using an exchange rate of 1.3731, being the daily exchange rate for the Bank of Canada for conversion of U.S. dollars in Canadian dollars on March 10, 2020.
(8)	Represents an exercise price of US$2.50 converted into Canadian dollars using an exchange rate of 1.3256, being the daily exchange rate for the Bank of Canada for conversion of U.S. dollars in Canadian dollars on February 13, 2020.
(9)	Represents Common Shares issued pursuant to the Company’s short form prospectus dated August 24, 2020 in accordance with the following: (a) 500,000 Common Shares issued by the Company, (b) 36,507 Common Shares sold by Claudio Erba, our President and Chief Executive Officer, (c) 73,367 Common Shares sold by Gresilent Holding Srl, an entity controlled by Claudio Erba, (d) 90,000 Common Shares sold by Alessio Artuffo, our Chief Revenue Officer, (e) 82,426 Common Shares sold by Intercap Equity Inc. and (f) 942,700 Common Shares sold by Intercap Financial Inc.
(10)	Issued in connection with the acquisition of forMetris.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “DCBO”. The following table shows the monthly range of high and low prices per Common Share and total monthly volumes traded on the TSX for the 12-month period prior to the date of this Prospectus Supplement.

Month	Price per Common Share (C$) Monthly High(1)	Price per Common Share (C$) Monthly Low(1)	Total Monthly Volume
December 2019	16.99	15.50	231,389
January 2020	17.70	16.06	145,215
February 2020	18.49	16.19	688,400
March 2020	17.64	10.30	787,683
April 2020	16.33	13.18	196,288
May 2020	27.79	15.31	684,106
June 2020	38.00	24.20	987,449
July 2020	44.63	34.50	970,926
August 2020	58.83	45.00	2,100,210
September 2020	56.14	40.29	2,041,634
October 2020	56.30	45.81	1,576,835
November 2020	68.65	49.83	1,897,879
December 1, 2020 to December 2, 2020	74.46	67.05	487,433

Note: (1)	Includes the intraday pricing.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on our behalf by Goodmans LLP with respect to Canadian legal matters and Cooley LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. As at the date of this Prospectus Supplement, the partners and associates of each of Goodmans LLP and Stikeman Elliott LLP beneficially own, directly and indirectly, less than one percent of our outstanding securities or other property, or that of our affiliates.

INTERESTS OF EXPERTS

The financial statements as at and for the years ended December 31, 2019 and 2018 incorporated by reference in this Prospectus Supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and are independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar of the Company in Canada is TSX Trust Company at its principal office in Toronto, Ontario and in the United States is Continental Stock Transfer and Trust Company at its principal office in New York, New York.

ENFORCEMENT OF CIVIL LIABILITIES

Certain of our operations and assets are located outside the United States, and certain of our officers, directors and shareholders, reside outside of the United States.

The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or its directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

Docebo filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving Docebo in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

Certain of our operations and assets are also located outside of Canada, and certain of our officers, directors and shareholders, reside outside of Canada. See “Enforcement of Judgments Against Foreign Persons”.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of our operations and assets are located outside of Canada, and certain of our directors, namely Claudio Erba and Kristin Halpin Perry, reside outside of Canada. Each have appointed Docebo Inc., located at 366 Adelaide St West, Suite 701, Toronto, Ontario, M5V 1R9, as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from Docebo’s directors and officers, as applicable; (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of Goodmans LLP; (v) the consent of Stikeman Elliott LLP; and (vi) the Underwriting Agreement.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of Docebo Inc. at 366 Adelaide St West, Suite 701, Toronto, Ontario, M5V 1R7, Attention: General Counsel, Telephone (800) 681-4601, and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE AND/OR SECONDARY OFFERING	October 22, 2020

DOCEBO INC.

$750,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Warrants

Units

Docebo Inc. (the “Company”, “Docebo”, “we”, “our” or “us”) may from time to time offer and issue the following securities: (a) common shares in the capital of the Company (“Common Shares”); (b) preferred shares in the capital of the Company (“Preferred Shares”), (c) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “Debt Securities”); (d) subscription receipts of the Company exchangeable for Common Shares and/or other securities of the Company (“Subscription Receipts”); (e) warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); and (f) securities comprised of more than one of Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof, up to an aggregate offering price of $750,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). One or more securityholders of the Company, including Intercap Equity Inc., may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus including, without limitation, the information disclosed in the specific terms of any offering of Securities, as discussed above, will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS ANY CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

You should be aware that the acquisition of the Securities described herein may have tax consequences. You should read the tax discussion in any applicable Prospectus Supplement; however, this Prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences, and you should consult your tax adviser prior to making any investment in the Securities.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (a) in the case of Common Shares, the number of Common Shares being offered, the currency, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution) and any other specific terms; (b) in the case of Preferred Shares, the designation of the particular series, the number of Preferred Shares being offered, the currency, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms of the Preferred Shares; (c) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms; (d) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the currency, the offering price, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company and any other specific terms; (e) in the case of Warrants, the number of such Warrants offered, the currency, the offering price, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company and any other specific terms; and (f) in the case of Units, the number of Units being offered, the currency, the offering price, the terms of the Common Shares, Debt Securities, Subscription Receipts and/or Warrants, as the case may be, underlying the Units, and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

We or any selling securityholders may sell the Securities to or through one or more underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated by us from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, agent or selling securityholders engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution” (as defined under applicable Canadian securities legislation).

In connection with any offering of the Securities other than an “at-the-market distribution”, unless otherwise specified in the relevant Prospectus Supplement, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter or dealer of an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities or securities of the same class as the securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter or dealer creating an over-allocation position in the Securities.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DCBO”. On October 21, 2020, the last trading day prior to the date of this Prospectus, the closing price of the outstanding Common Shares on the TSX was $53.81.

Owning the Securities may subject you to tax consequences. This Prospectus and any applicable Prospectus Supplement may not describe the tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, the Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See “Forward-Looking Statements” and “Risk Factors”.

The Company is incorporated under the Business Corporations Act (Ontario) (“OBCA”) and its head and registered office is at 366 Adelaide Street West, Suite 701, Toronto, Ontario, Canada M5V 1R9.

No underwriter, agent or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Any investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

(i)

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized any person to provide different information. The Securities may be sold only in those jurisdictions where offers and sales are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as of the date of this Prospectus or the date of the document incorporated by reference herein, as applicable, regardless of the time of delivery of this Prospectus or of any sale of the Securities. Our business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.

Unless the context otherwise permits, indicates or requires, all references in this Prospectus to the “Company”, “Docebo”, “we”, “our”, “us” and similar expressions are references to Docebo Inc. and the business carried on by it.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States.

The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars expressed in Canadian dollars, as provided by the Bank of Canada.

	Fiscal Quarter Ended June 30, 2020	Fiscal Year Ended December 31, 2019	Fiscal Year Ended December 31, 2018
Low	1.3383	1.2988	1.2288
High	1.4217	1.3600	1.3642
Average	1.3853	1.3269	1.2957
End	1.3628	1.2988	1.3642

On October 21, 2020, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = $1.3122.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” as defined within the meaning of applicable securities laws (collectively, “forward-looking information”). Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the intention of the Company to complete the Offering on the terms and conditions described herein, the listing of any Securities, the proposed use of proceeds thereof, the impact of COVID-19 on the business and the Company’s statements regarding the Company’s business and the environment in which it operates, is forward-looking information.

In some cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects” or “believes”, “pro forma” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will”, “occur” or “be achieved” and similar words or the negative thereof. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and Docebo’s business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this Prospectus, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•	the Company’s ability to execute its growth strategies;

•	the impact of changing conditions in the global corporate e-learning market;

•	increasing competition in the global corporate e-learning market in which the Company operates;

•	fluctuations in currency exchange rates and volatility in financial markets;

•	the extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance;

•	changes in the attitudes, financial condition and demand of our target market;

•	developments and changes in applicable laws and regulations; and

•	such other factors discussed in greater detail under “Risk Factors” in this Prospectus and in the Company’s Annual Information Form (as defined herein) available on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, prospective investors should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information represents our expectations as of the date of this Prospectus (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

ADDITIONAL INFORMATION

Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the actual agreement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time we sell Securities under this Prospectus, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Certain of our operations and assets are located outside of Canada, and certain of our officers, directors and shareholders, reside outside of Canada. Although Claudio Erba and Kristin Halpin Perry, two directors who reside outside of Canada, have appointed Docebo Inc., located at 366 Adelaide St West, Suite 701, Toronto, Ontario, M5V 1R7, as their agent for service of process in Canada, it may not be possible for purchasers to enforce against such persons judgments obtained in Canadian courts predicated on the civil liability provisions of applicable securities laws in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of the Company at 366 Adelaide Street West, Suite 701, Toronto, Ontario, Canada M5V 1R9, Attention: General Counsel (telephone at (800) 681-4601), and are also available electronically under the Company’s SEDAR profile at www.sedar.com.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, the following documents of the Company filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2019, dated March 11, 2020 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018, together with the notes thereto and the independent auditors’ report thereon;

(c)	the management’s discussion and analysis of financial condition and results of operations of the Company for the years ended December 31, 2019 and 2018;

(d)

the unaudited condensed consolidated interim financial statements of the Company and accompanying notes as at June 30, 2020 and for the three and six months ended June 30, 2020 and 2019 (the “Interim Financial Statements”);

(e)	the interim management discussion and analysis of the results of operations and financial condition of the Company for the three and six months ended June 30, 2020 and 2019 (the “Interim MD&A”);

(f)	the management information circular of the Company dated June 4, 2020 regarding the annual and special meeting of shareholders of the Company held on July 21, 2020;

(g)	the material change report of the Company dated August 21, 2020; and

(h)	the material change report of the Company dated October 5, 2020.

Any documents of the type described in Item 11.1 of Form 44-101F1 – Short Form Prospectus Distributions which are filed by the Company with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this Prospectus. Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or herein are not incorporated by reference in this Prospectus.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis and material change reports filed prior to the commencement of the financial year of the

Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific variable terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

THE COMPANY

The Company was incorporated under the OBCA on April 21, 2016 as Docebo Canada Inc. and all of the pre-existing operations of Docebo (primarily Docebo S.P.A. and Docebo NA, Inc.) were organized under the newly incorporated company. On October 1, 2019, the Company changed its name to “Docebo Inc.” Since incorporation, the Company has focused on developing its platform and growing its sales and marketing to expand its customer base.

On October 8, 2019, Docebo completed its initial public offering (the “IPO”) and its Common Shares commenced trading on the TSX on that date under the symbol “DCBO”.

Docebo’s mission is to redefine the way enterprises, including their internal and external workforce, partners and customers, learn by applying new technologies to the traditional corporate learning management system (“LMS”) market. Docebo provides an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train both internal and external workforces, partners and customers. The Company’s solution allows its customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, advanced reporting tools and analytics. Docebo’s robust platform helps its customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.

With over 400 employees across five global offices, Docebo sells its products in approximately 74 countries and empowers over 2,000 companies and approximately 9.5 million registered learners across various industries such as technology, media and entertainment, manufacturing, consumer products, financial services and retail.

Prior to July 1, 2020, Docebo offered two plans: “Growth” and “Enterprise”, which were designed to meet the current and future needs of our customers, depending on each customer’s number of active learners, features needed, services available and approach to adopting learning technologies. In the third quarter of 2020, we decided to stop offering the “Growth” plan to new customers and existing customers already contracted under the ‘Growth” plan have the ability to transition to a new “Enterprise” plan over a specified period of time. The updated “Enterprise” plan is marketed to enterprises with at least 300 active learners. Docebo’s primary target market is comprised of (i) mid-market enterprises that use Docebo in individual divisions or as a global learning platform across their entire enterprise and (ii) divisions of larger enterprises for both internal and external use cases. The enterprises in our primary target market are broadly defined as having between 500 and 10,000 active learners.

Our cloud platform currently consists of three interrelated modules: (i) “Docebo Learn”, (ii) “Docebo Discover, Coach & Share” and (iii) “Docebo Extended Enterprise”. Docebo Learn, our foundational module, helps learning administrators centralize, organize and distribute learning content, define and track certifications and measure results with customer reporting. Docebo Discover, Coach & Share enhances the learning experience providing personalized curated content and access to social learning by encouraging the sharing of knowledge through formal, social, interactive and experiential learning across the organization. Docebo Extended Enterprise allows businesses to manage multiple portals for different audiences with their own administration, branding and authentication, demonstrating our commitment to our customers’ success. Additional products within our platform include: “Docebo for Salesforce”, “Docebo Embed (OEM)” and “Docebo Mobile App Publisher”. Docebo for Salesforce is a native integration that leverages Salesforce’s API and technology architecture to produce a learning experience that remains uniform no matter the use-case. Docebo Embed (OEM) eliminates disjointed learner experiences, long development cycles and ineffective partner models by allowing original equipment manufacturers (“OEMs”) to embed and re-sell Docebo as a part of their software, including HCM, risk management and retail/hospitality SaaS product suites. Docebo’s Mobile App Publisher product allows companies to create their own branded version of the award-winning “Docebo Go.Learn” mobile learning application and publish it as their own in Apple’s App Store, the Google Play Store or in their own Apple Store for Enterprise.

In November 2019, Docebo announced the launch of “Docebo Virtual Coach”, “Docebo Mobile Pages” and “Docebo Discover”. Docebo Virtual Coach is an AI-powered assistant that engages with learners through a conversational user interface that sends push notifications about content or learning activities to be completed and makes personalized content recommendations, amongst other tasks. Docebo Mobile Pages gives administrators the ability to develop tailor-made mobile learning environments for different groups of learners on their platform with a drag-and-drop, widget-based interface. Docebo Discover uses AI to curate high-quality, highly personalized learning content based on the skills that learners want to develop for customers on the Docebo Discover, Coach & Share module.

RECENT DEVELOPMENTS

There have been no material developments in the business of the Company since June 30, 2020, the date of the Company’s most recent interim financial statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein, other than as set forth below:

August 2020 Offering

On August 27, 2020, the Company and certain of its shareholders completed a bought deal offering of 1,500,000 common shares at a price of C$50.00 per share for aggregate gross proceeds of C$75 million (the “August 2020 Offering”). The August 2020 Offering was comprised of 500,000 common shares issued from treasury and offered by Docebo for gross proceeds of C$25 million and 1,000,000 common shares offered by certain of the Company’s shareholders, namely Claudio Erba (“Claudio”), Gresilent Holding Srl, an entity which Claudio controls or directs, (together with Claudio, “Erba”), Intercap Equity Inc. (“Intercap Equity”), Intercap Financial Inc. (together with Intercap Equity, “Intercap”) and Alessio Artuffo (“Artuffo”), for gross proceeds of C$50 million. An aggregate of 800,126 common shares were offered by Intercap, 109,874 common shares were offered by Erba and 90,000 common shares were offered by Artuffo. On September 3, 2020, the over-allotment option granted to the underwriters by Intercap in connection with the August 2020 Offering, to purchase an additional 225,000 common shares at a price of $50.00 per share, was exercised in full for additional gross proceeds to Intercap of C$11.25 million.

Director Resignation

On October 1, 2020, the Company announced that Daniel Klass had resigned as a Director of the Company to devote more time to his private equity business.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as at June 30, 2020 (i) on an actual basis and (ii) on a pro forma as adjusted basis to give effect to the completion of the Offering. This table should be read in conjunction with our Interim Financial Statements and Interim MD&A, each of which is incorporated by reference in this Prospectus.

	As at June 30, 2020 (actual)	As at June 30, 2020 (after giving effect to the August 2020 Offering)
	(in thousands of US$)
Cash and cash equivalents	43,041	60,913	(1)

Shareholders’ equity
Share capital(2)	89,846	107,718	(3)
Contributed surplus	1,875	1,875
Accumulated other comprehensive (loss) income	(1,113)	(1,113)
Deficit	(63,026)	(63,026)

Total equity	27,582	45,454

Notes:

(1)

The amount included in the table includes the net proceeds of the August 2020 Offering after deducting the Underwriters’ Fee and estimated expenses of the Offering, assuming all such estimated expenses were paid at closing.

(2)

As at June 30, 2020, the Company’s authorized share capital is comprised of (i) an unlimited number of Common Shares and (ii) an unlimited number of preferred shares, issuable in series. As of the date of this Prospectus, the Company’s issued and outstanding share capital consists of 29,116,183 Common Shares.

(3)

The amount included in the table includes additional share capital raised by the Company through the August 2020 Offering of approximately US$17.9 million after deducting the estimated expenses of the Offering. Such amount represents $23.6 million converted into U.S. dollars using an exchange rate of 0.757, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on August 21, 2020.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the issue and sale of specific Securities pursuant to this Prospectus will be described in the Prospectus Supplement relating to the issuance and sale of such Securities. The Company will not receive any proceeds from any sale of any Securities by selling securityholders.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. The Securities will not include any novel derivatives or asset-backed securities as discussed under Part 4 of National Instrument 44-102 – Shelf Distributions (“NI 44-102”).

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to receive notice of and to attend any meeting of shareholders of the Company and to one vote per Common Share at any such meetings, to receive dividends if, as and when declared by the Company’s board of directors, and to receive on a pro rata basis the remaining property and assets of the Company, subject to any preferential rights of the holders of any outstanding Preferred Shares, in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. Certain shareholders are entitled to certain pre-emptive rights to subscribe for additional Common Shares as set forth in the Investor Rights Agreement available on the Company’s SEDAR profile at www.sedar.com.

Preferred Shares

Preferred Shares may at any time and from time to time be issued in one or more series pursuant to amendments to the articles of amendment dated October 1, 2019 to the Company’s articles of incorporation dated April 21, 2016 (collectively, the “Articles”) as described in the Prospectus Supplement. Preferred Shares may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the articles of amendment authorizing the issuance of the series of Preferred Shares being offered. A copy of any articles of amendment relating to an offering of Preferred Shares will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been filed by the Company under the OBCA.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Preferred Shares being offered thereby, which may include, without limitation, subject to the provisions of the OBCA and the Articles of incorporation, the following (where applicable):

•	the designation of the series of Preferred Shares offered, and the maximum number of such series of Preferred Shares that the Company is authorized to issue;

•	the aggregate number of Preferred Shares offered;

•	the price at which the Preferred Shares will be offered;

•	the currency for which the Preferred Shares may be purchased (if other than Canadian dollars);

•	the annual dividend rate, if any, and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

•	the priority of the Preferred Shares in respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company;

•

the price and the terms and conditions for redemption, if any, including whether redeemable at the Company’s option or at the option of the holder, the time period for redemption, and payment of any accumulated dividends;

•

the terms and conditions, if any, for conversion or exchange for shares of any other class of the Company or any other series of Preferred Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	whether such Preferred Shares will be listed on any securities exchange;

•	the terms and conditions of any share purchase plan or sinking fund;

•	the voting rights, if any;

•	any other rights, privileges, restrictions, or conditions;

•	certain material Canadian tax consequences of owning the Preferred Shares; and

•	any other material terms and conditions of the Preferred Shares.

Debt Securities

The Company may issue Debt Securities in one or more series under an indenture (each, an “Indenture”), to be entered into among the Company and a trustee. The following description sets forth certain general material terms and provisions of the Debt Securities. If Debt Securities are issued, we will describe in the applicable Prospectus Supplement the particular material terms and provisions of any series of the Debt Securities and a description of how the general material terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective investors should be aware that information in the applicable Prospectus Supplement may update, amend and supersede the following information regarding the general material terms and provisions of the Debt Securities. Prospective investors also should refer to the Indenture, as it may be supplemented, for a complete description of all terms relating to the Debt Securities. We will file the final Indenture for any offering of Debt Securities on SEDAR.

We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus. The Debt Securities will be direct obligations of the Company and may be guaranteed by an affiliate or associate of the Company. The Debt Securities may be senior or subordinated indebtedness of the Company and may be secured or unsecured, all as described in the relevant Prospectus Supplement. In the event of insolvency or winding up of the Company, the subordinated indebtedness of the Company, including the subordinated Debt Securities, will be subordinate in right of payment to the prior payment in full of all other liabilities of the Company (including senior indebtedness), except those which by their terms rank equally in right of payment with or are subordinate to such subordinated indebtedness.

Each Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount, which may be authorized from to time by the Company.

The applicable Prospectus Supplement for any series of Debt Securities that we offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

•	the title of the Debt Securities;

•	the aggregate principal amount and percentage of the principal amount at which such Debt Securities will be issued;

•	the trustee of the Debt Securities under the Trust Indenture pursuant to which the Debt Securities are to be issued;

•

any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

•	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations;

•	whether payment of the Debt Securities will be guaranteed by any other person;

•

whether or not the Debt Securities will be secured or unsecured, and the terms of any secured debt including a general description of the collateral and of the material terms of any related security, pledge or other agreement;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

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the rate or rates (whether fixed or variable) at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

•	the place or places where we will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

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whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for taxes with respect to the Debt Securities, and whether and on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

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whether we will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder, and the terms and conditions of such redemption, repayment or repurchase;

•	whether we may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

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the denominations in which we will issue any registered Debt Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

•	whether we will make payments on the Debt Securities in a currency other than Canadian dollars;

•	whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

•	whether we will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether we will issue the Debt Securities as unregistered securities, registered securities or both;

•	any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

•	whether the holders of any series of Debt Securities have special rights if specified events occur;

•	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities of the Company;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. A Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus.

Subscription Receipts

Subscription Receipts may be issued under a subscription receipt agreement. Subscription Receipts may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Subscription Receipts offered;

•	the price (including whether the price is payable in installments) at which the Subscription Receipts will be offered;

•	the manner of determining the offering price(s) of the Subscription Receipts;

•	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•	the dates or periods during which the Subscription Receipts are convertible into other Securities;

•	if applicable, the identity of the Subscription Receipt agent;

•	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•

whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	certain material Canadian tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Warrants

Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone certificates. Warrants may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

•	if applicable, the identity of the Warrant agent;

•	the designation, number and terms of any Securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•

whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	certain material Canadian and tax consequences of owning the Warrants; and

•	any other material terms and conditions of the Warrants.

Units

Units may be offered separately or together with other Securities, as the case may be. Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the manner of determining the offering price(s) of the Units;

•	the designation, number and terms of the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

•	the date on and after which the Securities comprising the Units will be separately transferable;

•	whether the Securities comprising the Units will be listed on any securities exchange;

•

whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

•	certain material Canadian tax consequences of owning the Units; and

•	any other material terms and conditions of the Units.

SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Securities by selling securityholders will include (where applicable):

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;

•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;

•

the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only;

•

if a selling securityholder purchased any of the Securities held by it in the 24 months preceding the date of the applicable Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and

•

if a selling securityholder acquired the Securities held by it in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the selling securityholder in the aggregate and on an average per security basis.

PLAN OF DISTRIBUTION

The Company and/or any selling securityholder may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of C$750,000,000 in Securities hereunder. The Company and/or any selling securityholders may offer and sell the Securities to or through underwriters, agents, or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions.

The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company and/or any selling securityholder in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company and/or any selling securityholder will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities. Any such transactions that are deemed “at-the-market-distributions” will be subject to regulatory approval. No underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent involved in an “at-the-market distribution” will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and/or any selling securityholder and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company and/or any selling securityholders, to indemnification by the Company and/or any selling securityholders against certain liabilities, including liabilities under Canadian securities legislation or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company and/or any selling securityholders in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement(s) with respect to any issuance and sale of Debt Securities pursuant to this Prospectus.

PRIOR SALES

Information regarding prior sales of Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided as required for all of the Company’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain income tax consequences to an investor acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the Annual Information Form, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected. Prospective investors should carefully consider the risks below and in the Annual Information Form and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.

There is no guarantee that the Securities will earn any positive return in the short term or long term.

A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus and a future Prospectus Supplement.

Management of the Company may spend net proceeds received by the Company from a sale of Securities in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions.

The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common

Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Company operates;

•	addition or departure of the Company’s executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company’s industry generally and its business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

The Company has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

There is currently no market through which the Securities, other than the Common Shares, may be sold.

As a consequence, purchasers may not be able to resell the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus and any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading markets, or that the Company will continue to meet the listing requirements of the TSX or any other public stock exchange.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

LEGAL MATTERS AND INTEREST OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of Securities, certain legal matters relating to such offering and sale of Securities will be passed upon on behalf of the Company by Goodmans LLP with respect to matters of Canadian law. In addition, certain legal matters in connection with an offering and sale of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law. As at the date hereof, the partners and associates of Goodmans LLP, as a group, own less than 1% of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

PricewaterhouseCoopers LLP is the independent auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The transfer agent and registrar of the Company is TMX Trust Company at its principal office in Toronto, Ontario.